Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

August 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re:	Contango Oil & Gas Company
Registration Statement on Form S-4 (File No. 333-189302)

Dear Ms. Parker:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Contango Oil & Gas Company (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement to 4:30 p.m., eastern time, on August 22, 2013, or as soon thereafter as practicable.

In connection with the foregoing request, the Company further acknowledges with respect to the above-referenced registration statement (the “Filing”) that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s counsel, Richard Shortz at (213) 612-2526 or Richard Aldridge at (215) 963-4829, with any questions you may have concerning this request. In addition, it would be appreciated if, as soon as the Filing is declared effective, you would so inform Mr. Shortz or Mr. Aldridge, and then send written confirmation to the addressees listed on the cover of the Filing.

Sincerely, CONTANGO OIL & GAS COMPANY

By:	/s/ Joseph J. Romano
Name: Joseph J. Romano
Title: President and Chief Executive Officer